================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               THOMPSON PBE, INC.
                           (Name of Subject Company)

                               THOMPSON PBE, INC.
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
           (Including the Stock Purchase Rights Associated Therewith)
                         (Title of Class of Securities)

                                   884888108
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             MORTIMER A. KLINE, III
                            CHIEF EXECUTIVE OFFICER
                               THOMPSON PBE, INC.
                         4553 GLENCOE AVENUE, SUITE 200
                            MARINA DEL REY, CA 90292
                                 (310) 306-7112
      (Name, Address and Telephone Number of Person Authorized to Receive
       Notice and Communications on Behalf of Person(s) Filing Statement)

                             ---------------------

                                   Copies To:

                           ANTHONY J. RICHMOND, ESQ.
                                LATHAM & WATKINS
                             633 WEST FIFTH STREET
                                   SUITE 4000
                             LOS ANGELES, CA 90071
                                 (213) 485-1234

================================================================================

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Thompson PBE, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 4553 Glencoe Avenue, Suite 200, Marina del Rey, California 90292. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" or the "Statement") relates is the Company's Common Stock, par value $.001 per share (the "Common Stock") and the stock purchase rights associated therewith (collectively, the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This Statement relates to the tender offer by FMST Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of FinishMaster, Inc., an Indiana corporation ("Parent" or "FinishMaster"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 21, 1997 (the "Schedule 14D-1"), to purchase all outstanding Shares for a purchase price of $8.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated October 21, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed hereto as Exhibits A and B, respectively, and incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 14, 1997 (the "Merger Agreement"), by and among Parent, Purchaser and the Company, a copy of which is filed hereto as Exhibit C and incorporated herein by reference. Pursuant to the Merger Agreement, after completion of the purchase of Shares pursuant to the Offer and the satisfaction of other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), with the Company being the surviving corporation in the Merger and a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), by virtue of the Merger and without any action on the part of the Company, Parent or Purchaser, each Share then outstanding (other than Shares held by Parent, Purchaser or any other wholly owned subsidiary of Parent, or in the treasury of the Company or by any wholly owned subsidiary of the Company, and Shares held by stockholders who perfect their appraisal rights under Section 262 of the DGCL) will be converted into and become the right to receive an amount in cash equal to the highest price per Share which may be paid pursuant to the Offer, subject to applicable withholding or back-up withholding taxes, if any, without interest thereon (the "Merger Consideration").

     Based on information in the Offer to Purchase, the principal executive offices of Purchaser and Parent are 54 Monument Circle, Indianapolis, Indiana 46204 and 4259 40th Street, S.E., Kentwood, Michigan 49512, respectively. Copies of the press release issued by the Company and Parent are filed hereto as Exhibit D, and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) Name and Address of the Company. The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above.

     (b) Material Contracts etc. Except as set forth in this Item 3(b) or incorporated herein by reference, to the knowledge of the Company, as of the date hereof there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (1) the executive officers, directors or affiliates of the Company or (2) Parent or Purchaser or their respective executive officers, directors or affiliates.

     (b)(1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates, including a description of the Company's employment arrangements with its executive officers are described (i) under the captions "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT," "EXECUTIVE COMPENSATION" and "OPTION GRANTS IN THE FISCAL YEAR SEPTEMBER 30, 1996" in the Company's

Proxy Statement and Notice of Annual Meeting of Stockholders, dated January 10, 1997 (the "Proxy Statement and Notice of Annual Meeting"), as previously mailed to stockholders of the Company, filed with the Securities and Exchange Commission (the "Commission"), attached as Exhibit E hereto and incorporated herein by reference, and (ii) in the Company's Information Statement in sections entitled "BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY -- Director Compensation," "EXECUTIVE COMPENSATION" and "OPTION GRANTS IN THE FISCAL YEAR SEPTEMBER 30, 1996." The Information Statement is attached hereto as Annex A and incorporated herein by reference.

Severance Agreements.

     The Company has entered into severance agreements (the "Severance Agreements"), with each of its executive officers (the "Executive Officers") and certain other key employees, which provide for cash payments and continued medical insurance coverage upon the termination of each such Executive Officer's employment within a specified period of time following a "Change of Control," as such term is defined in the Severance Agreements. For purposes of the Severance Agreements, consummation of the Offer will constitute a Change of Control. Other than the Severance Agreements between the Company and each of Mortimer A. Kline, III and Michael O'Donovan, each Severance Agreement provides that benefits will be provided upon an Executive Officer's termination of employment within one year of a Change of Control because of, among other things, (i) a significant adverse alteration in the nature or status of his or her responsibilities; (ii) a reduction in base salary; (iii) relocation of the Company's office at which the employee works from such office's present location to a location more than fifty miles away; (iv) failure of the new corporation to pay compensation due and owing; (v) the cancellation of benefits and (vi) harassing or denigrating treatment of such employee inconsistent with his or her position with the Company (collectively, "Good Reason"). Additionally, Executive Officers will be entitled to such benefits if they are terminated by the Company within one year of a Change of Control other than because of such Executive Officer's failure to work for six consecutive months due to physical or mental incapacity and further failure to return to work within thirty days of receiving a written request to do so (a "Disability"), because of a willful, continued failure to perform duties required and a refusal to correct such situation or the conviction of a felony (each, "Cause").

     The Severance Agreements entered into with each of Messrs. Kline and O'Donovan provide that they shall be entitled to benefits upon their termination of employment for Good Reason or by the Company other than for Cause or Disability within two years of a Change of Control. Except in the case of Mr. Kline, each employee entitled to benefits under his or her Severance Agreement shall receive a lump sum payment equal to amounts ranging from six months to two years annual salary and shall receive medical insurance coverage for a period ranging from six months to two years from the date of termination of employment. Upon becoming eligible for benefits under his Severance Agreement, Mr. Kline shall receive a lump sum payment equal to two years annual salary, medical insurance coverage for a period of two years following the termination of his employment and, for a period of two years, any perquisites which Mr. Kline was receiving immediately prior to his termination of employment. Notwithstanding the foregoing, no Executive Officer shall receive benefits pursuant to his or her Severance Agreement which would not be deductible to the Company by reason of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code").

Indemnification Agreements.

     The Company has entered into indemnification agreements ("Indemnification Agreements") with each of its directors and certain Executive Officers of the Company, pursuant to which the Company has agreed to indemnify each such director and officer to the fullest extent permitted by applicable law for all costs associated with any claim, action, suit or proceeding, whether brought by or in the right of the Company, and whether of a civil or criminal nature, in which such director or officer may be or may have been involved as a party or otherwise, by reason of the fact that such director or officer is or was a director or officer of the Company. By the terms of such Indemnification Agreements and the Merger Agreement, the benefits of such contracts will survive the consummation of the Offer and the Merger.

(b)(2) In connection with the transactions contemplated by the Merger, the following agreements were entered into: (i) the Merger Agreement, (ii) a Confidentiality Agreement, dated as of June 27, 1997 (the

"Confidentiality Agreement"), by and among the Company, FinishMaster, LDI AutoPaints, Inc. ("AutoPaints"), Lacy Distribution, Inc., LDI, Ltd. ("LDI"), LDI Management, Inc. ("LDIM") and Andre B. Lacy and (iii) the LDI Financing Letter, dated October 14, 1997, from LDI to the Company (the "LDI Financing Letter" and, together with the Merger Agreement and the Confidentiality Agreement, the "Agreements").

     A summary of the Agreements follows. These summaries are qualified in their entirety by reference to the complete text of the Agreements, which are filed as exhibits hereto and incorporated herein by reference.

Merger Agreement

     The following is a summary of certain provisions of the Merger Agreement, a copy of which is filed as Exhibit C hereto and is incorporated herein by reference. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement.

     The Offer. The Merger Agreement provides that Parent will take all necessary actions to cause Purchaser to commence the Offer as soon as practicable, but in no event later than five business days from the date of the announcement of the Merger Agreement. The obligation of Purchaser to accept for payment (and thereby purchase) any Shares tendered pursuant to the Offer is subject to the conditions set forth in Annex A to the Merger Agreement (the "Offer Conditions"). See the Section entitled "Conditions to the Offer" below. Purchaser may waive, in its sole discretion, any Offer Condition other than the Minimum Condition (as defined below). Subject only to the Offer Conditions, Purchaser has agreed to accept for payment and purchase, as soon as permitted by the terms of the Offer, all Shares validly tendered and not withdrawn prior to the expiration of the Offer. Without the prior express written consent of the Company (which it may grant or withhold in its sole discretion), Parent and Purchaser have agreed that they will not decrease the per Share price to be paid pursuant to the Offer or the number of Shares for which the Offer is made, extend the expiration date of the Offer except as permitted by the Merger Agreement, change the form of consideration or impose conditions to the Offer in addition to or in modification of the conditions set forth in the Section entitled "Conditions to the Offer" below (other than to waive any conditions to the extent permitted by the Merger Agreement), waive or increase the Minimum Condition, or otherwise amend the Offer in any manner that would adversely affect the Company's stockholders; provided, however, that Purchaser may, without the consent of the Company, (a) extend the offer beyond any scheduled Expiration Date for a period not to exceed 20 business days, if at any scheduled Expiration Date the conditions listed in (a) through (f) in the Section entitled "Conditions to the Offer" below and the Minimum Condition have not been satisfied or waived, (b) extend the offer for any period required by any rule, regulation, interpretation or position of the Commission or its staff, or (c) extend the Offer for a period of 7 business days beyond the latest Expiration Date if more than 90% of the Shares have not been tendered. In addition, Purchaser has agreed to extend the Offer from time to time in order to satisfy its obligations to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement (subject to the earlier termination of the Merger Agreement).

     Upon payment by Purchaser for Shares purchased pursuant to the Offer constituting at least a majority of the outstanding Shares on a Fully Diluted Basis (as defined below), including without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of options, warrants or rights (the "Minimum Condition"), the Company, at Parent's request, will take all necessary actions to cause its Board of Directors to include a number of Parent's designees such that the designees constitute a percentage of the Board as nearly equal as practicable to the percentage of outstanding Shares beneficially owned by Parent on a Fully Diluted Basis (which will be at least a majority of the Board). The necessary actions of the Company may include accepting resignations of certain incumbent directors or increasing the size of the Board. The Company and Parent have agreed that the Company's Board of Directors shall have at least two members ("Independent Directors") who are neither officers of the Company nor designees, stockholders or affiliates of Parent ("Parent Insiders"); provided, however, that if the number of Independent Directors shall be reduced below two because of death, disability or resignation, the remaining Independent Director shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors. From and after the date of any designation of directors by Parent pursuant to the above provision, there will be formed a Committee of the Board of Directors (the "Special Committee") which will make all determinations to be made by the Company's Board of Directors under the Merger Agreement. For purposes of the Merger Agreement, "Fully Diluted Basis" means, as of any date of determination, a basis that includes all outstanding Shares, together with all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights.

     Any amendment or termination of the Merger Agreement by the Company, any waiver of any of the Company's rights thereunder, any extension of the time for performance of Parent's obligations thereunder, or any other action taken by the Company's Board of Directors in connection with the Merger Agreement or which adversely affects the interest of the stockholders of the Company (other than Parent, Purchaser and their affiliates) in addition to action pursuant to certain specified provisions of the Merger Agreement will require the concurrence of a majority of the members of the Special Committee, none of the members of which may be Parent Insiders.

     The Merger. The Merger Agreement provides that at the Effective Time, subject to the terms and conditions thereof, Purchaser will be merged with and into the Company, and the Company will be the Surviving Corporation. The name of the Surviving Corporation will be "Thompson PBE, Inc." Pursuant to the Merger, the Certificate of Incorporation and By-Laws of the Company will be the Certificate of Incorporation and By-Laws of the Surviving Corporation until thereafter amended as provided by law. The directors of Purchaser at the Effective Time will become the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. The officers of the Company at the Effective Time will continue as the officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

     Conversion of Shares. The Merger Agreement provides that at the Effective Time, each outstanding Share will be converted into the right to receive the Merger Consideration (or any higher price per Share paid in the Offer), other than (a) Shares held by the Parent, Purchaser or any wholly owned subsidiary of Parent or Purchaser, or in the treasury of the Company, or by any wholly owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, will be canceled and retired and will cease to exist with no payment being made with respect thereto, and (b) Shares held by stockholders who exercise their statutory appraisal rights as described below. At the Effective Time, each issued and outstanding share of capital stock of Purchaser will be converted into one validly issued, fully paid and nonassessable share of Common Stock, par value $.001 per share, of the Surviving Corporation.

     The Merger Agreement further provides that any Shares outstanding immediately before the Effective Time and held by a stockholder who has not voted in favor of or consented to the Merger in writing and who complies with all the provisions of the DGCL concerning the right of holders of shares of capital stock to dissent from the Merger and require appraisal of their shares (a "Dissenting Stockholder") will not be converted into the right to receive the Merger Consideration as described above but instead will be converted, at the Effective Time, by virtue of the Merger and without any further action, into the right to receive any consideration that may be determined to be due to the Dissenting Stockholder pursuant to the DGCL; provided, that Shares outstanding immediately before the Effective Time and held by a Dissenting Stockholder who, after the Effective Time, fails to perfect or withdraws or loses the Dissenting Stockholder's right to appraisal, in either case pursuant to the DGCL, will be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration, without interest or dividends thereon. The Company may not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any demands for appraisal of Shares.

     Stockholders' Meeting. The Company has agreed to convene a meeting of its stockholders as soon as practicable after the purchase of shares pursuant to the Offer to consider and vote on the adoption of the Merger Agreement, if such a meeting is required by applicable law or the rules of the Nasdaq National Market. The Company has agreed that in the proxy statement with respect to the meeting, the Company will, through its Board, and subject to the fiduciary obligations of the Board under applicable law and as advised by counsel, recommend that stockholders of the Company vote in favor of approval and adoption of the Merger Agreement. Parent has agreed that at any stockholders' meeting, it will vote or cause all of the Shares then owned by it, Purchaser or any of its other affiliates to be voted in favor of approval and adoption of the Merger Agreement.

     Conditions to the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, if permissible, prior to the Effective Time of the following conditions: (a) The Merger Agreement shall have been adopted by the stockholders of the Company in accordance with applicable law and the rules of the Nasdaq National Market if such a vote is required; (b) no statute, rule, regulation, order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority of competent jurisdiction which restrains, enjoins or otherwise prohibits the consummation of the Merger; provided, however, that the Company, Parent and Purchaser shall, among other things, use their reasonable best efforts to have any such order, decree or injunction vacated; (c) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated; and (d) Purchaser shall have accepted for payment and paid for all Shares validly tendered pursuant to the Offer, provided that this condition will be deemed satisfied with respect to the obligations of Parent and Purchaser if Purchaser fails to accept for payment and pay for any Shares pursuant to the Offer in violation of the terms of the Merger Agreement or the Offer.

     Conditions to the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment, purchase or pay for any Shares tendered until the expiration or termination of any applicable waiting period under the HSR Act, and Purchaser may terminate or, subject to the terms of the Merger Agreement, amend the Offer and may postpone the purchase of, and payment for, Shares if the Minimum Condition has not been met or if, at any time on or after the date of the Merger Agreement, and prior to the time of acceptance of any such Shares for payment, any of the following events shall occur and remain in effect:

          (a) an order shall have been entered in any action or proceeding before any United States federal or state court or governmental agency or other United States regulatory or administrative agency or commission (an "Order"), or a preliminary or permanent injunction by a United States court of competent jurisdiction shall have been issued and remain in effect (an "Injunction"), which in either case (i) prohibits the making or consummation of the Offer or the consummation of the Merger, (ii) significantly restricts the ability of Purchaser, or renders Purchaser unable, to accept for payment, pay for or purchase Shares sufficient to satisfy the Minimum Condition in the Offer or the remaining Shares outstanding in the Merger (other than as a result of the exercise of dissenters' rights and other than for delays or restrictions that are not material to Parent and Purchaser), (iii) prohibits or restricts the ownership or operation by Parent or Purchaser (or any of their respective affiliates or subsidiaries) of any portion of its or the Company's business or assets which is material to the business of the Company and its subsidiaries taken as a whole or of Parent and its subsidiaries taken as a whole or compels Parent or Purchaser (or any of their respective affiliates or subsidiaries) to dispose of or hold separate any portion of its or the Company's business or assets which is material to the business of the Company and its subsidiaries taken as a whole or of Parent and its subsidiaries, taken as a whole, (iv) imposes material limitations on the ability of Purchaser effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Purchaser on all matters properly presented to the stockholders of the Company, (v) imposes any material limitations on the ability of Parent or Purchaser or any of their respective affiliates or subsidiaries effectively to control in any material respect the business and operations of the Company and its subsidiaries, or (vi) which otherwise would result in a Company Material Adverse Effect; provided, however, that Parent and Purchaser shall have complied with Section 5.5 of the Merger Agreement and that in order to invoke this condition Parent and Purchaser shall have used their respective reasonable best efforts to prevent such Order or Injunction or ameliorate the effects thereof; and provided, further, that if this Order or Injunction is a temporary restraining order or preliminary injunction of a court of competent jurisdiction, Purchaser may not by virtue of this condition alone amend or terminate the Offer, but may only extend the Offer and thereby postpone acceptance for payment or purchase of Shares; or

          (b) there shall have been any United States federal or state statute, rule or regulation enacted or promulgated after the date of the Offer that would result in any of the material adverse consequences referred to in paragraph (a) above; or

          (c) there shall have occurred and be continuing (in any event, for not less than two consecutive days) (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or on the Nasdaq National Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national calamity directly involving the United States, (iv) from the date of commencement of the Offer, a decline of at least 25 percent in the Standard & Poor's 500 Index, (v) any limitation by any U.S. governmental authority or agency that materially affects generally the extension of credit by banks or other financial institutions or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

          (d) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements contained in the Merger Agreement or any of the representations and warranties of the Company set forth in the Merger Agreement (other than such breaches, failure to perform or inaccuracies which, in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect); or

          (e) the Merger Agreement shall have been terminated in accordance with its terms; or

          (f) the Board of Directors of the Company shall have publicly withdrawn or modified in any manner adverse to Purchaser its recommendation that stockholders accept the Offer; provided, however, that Purchaser shall not be entitled to terminate the Offer pursuant to this paragraph if, as a result of an offer which the Board of Directors of the Company, after consultation with the Company's outside legal counsel and financial advisor, determines, in its good faith judgment by a majority vote, to be more favorable to the Company's stockholders than the Offer and the Merger (a "Superior Offer"), the Company withdraws or modifies its approval or recommendation of the transactions contemplated hereby by reason of taking, and disclosing to the Company's stockholders, a position with respect to a tender offer contemplated by Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and if, within five business days of taking and disclosing such position, the Company publicly reaffirms its recommendation of the transactions contemplated by the Merger Agreement which in the reasonable judgment of Parent with respect to each and every matter referred to above regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to any such condition, makes it advisable to proceed with the Offer or with such acceptance for payment or payment.

     The foregoing conditions set forth in paragraphs (a) through (f) are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Purchaser) or, subject to the terms of the Merger Agreement, may be waived by Purchaser in whole or in part. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed a continuing right which may be asserted at any time and from time to time.

     For purposes of the Merger Agreement, "Company Material Adverse Effect" means a material adverse effect on the financial condition, results of operation or business of the Company and its subsidiaries taken as a whole or on the ability of the Company to consummate the transactions contemplated by the Merger or the Offer.

     Interim Operations of the Company. In the Merger Agreement, the Company has agreed that, except as contemplated by the Merger Agreement or previously disclosed to Parent, prior to the Effective Time, (i) the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course of business consistent with past practice, and (ii) the Company will not, nor will it permit any of its subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld):

          (a) issue, sell or repurchase, or authorize or propose the issuance, sale or repurchase of any shares of capital stock of the Company and its subsidiaries, or securities convertible into such shares, or any rights, warrants or options to acquire such shares or other convertible securities, other than the issuance of Shares pursuant to the redemption of preferred share purchase rights ("Rights") issued pursuant to the Rights Agreement, dated as of May 6, 1997 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, if otherwise permitted or required by the Merger Agreement, or the exercise of options, warrants or other derivative securities as outstanding on the date of the Merger Agreement.

          (b) declare or pay any dividend or distribution on any shares of its capital stock (other than dividends paid by wholly owned subsidiaries of the Company to the Company or a redemption of the Rights if otherwise permitted or required by the Merger Agreement);

          (c) except for such transactions in the ordinary course of business or fees and expenses related to the transactions contemplated by the Merger Agreement, authorize or enter into any agreement with respect to any commitment or transaction which requires the Company to pay in excess of $300,000 in the aggregate;

          (d) except as specified in the Merger Agreement and except in the ordinary course of business consistent with past practice and except as previously disclosed to Parent or as may be required by law, adopt or amend in any material respect or terminate any profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, plan, fund or other arrangement (collectively, "Compensation Plans"), or grant, or become obligated to grant, any general increase in the compensation of executive officers or any increase in the compensation payable or to become payable to any executive officer or institute any material new welfare program or Compensation Plan, or make any material change in any Compensation Plan;

          (e) except as required by the consummation of the Merger, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business;

          (f) except for transactions in the ordinary course of business (i) incur, assume or prepay any long-term or short-term debt or issue any debt securities except for borrowing under existing lines of credit or prepayments or other borrowings not to exceed $300,000 in the aggregate;
     (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person except for obligations of wholly owned subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company, advances to customers in amounts not to exceed $25,000 in the aggregate, or customary loans to employees in amounts not material to the maker of such loan); (iv) except as required under the Company's 1995 Credit Agreement with Heller Financial, Inc. and the participating financial institutions, as amended (the "1995 Credit Agreement"), pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries; or (v) except as required under the 1995 Credit Agreement, mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any lien thereupon, excluding certain permitted liens;

          (g) subject to the rights of the Company's stockholders under applicable law, propose or adopt any amendments to its Certificate of Incorporation or By-laws (except for any amendment to the Company's By-Laws necessary to increase the number of directors);

          (h) except for transactions in the ordinary course of business, contemplated by the Merger Agreement or otherwise disclosed therein, acquire, sell, lease or dispose of any assets which in the aggregate are material to the Company and its subsidiaries taken as a whole, or enter into or modify, amend, terminate or waive any rights under any commitments, contracts, agreements or transactions which would, individually or in the aggregate, be material to the Company and its subsidiaries taken as a whole;

          (i) except for transactions with subsidiaries, acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein;

          (j) subject to certain exceptions, make any material tax election or settle or compromise any material federal, state or local tax liability or assent to the assessment of any federal, state or local tax;

          (k) authorize any new capital expenditure or expenditures not reflected in the capital expenditure budget provided to Parent and which in the aggregate are in excess of $50,000; or

          (l) agree, in writing or otherwise, to take any of the foregoing actions.

     Stock Option Plans. The Merger Agreement provides that, immediately prior to the Effective Time, each holder of a then-outstanding Company stock option issued pursuant to either of the Company's stock option plans, whether or not then presently exercisable, to purchase Shares (an "Option") will be entitled to receive a cash payment from the Company equal to the product of (a) the total number of Shares then subject to each such Option with an exercise price less than the per Share Merger Consideration and (b) the excess of the per Share Merger Consideration over the exercise price per Share subject to such Option, subject to any required withholding of taxes, and the Options will be canceled and will cease to exist.

     CVCA Warrants. The Merger Agreement provides that, immediately prior to the Effective Time, the holder of the warrants issued on April 7, 1994 to the predecessor to Chase Venture Capital Associates, L.P. (the "CVCA Warrants") will, to the extent such warrants have not previously been exercised, be entitled to receive a cash payment from Purchaser equal to the product of (a) 47,806 (the total number of Shares then subject to such CVCA Warrants) and (b) the excess of the per Share Merger Consideration over $0.004545 (the exercise price per Share subject to the CVCA Warrants). As a condition to such payment, the holder of the CVCA Warrants must provide to Purchaser a written acknowledgement that such payment satisfies in full all of the Company's obligations to such person pursuant to such warrants.

     Rights Agreement. The Company has issued Rights pursuant to the Rights Agreement. The Merger Agreement provides that the Company's Board of Directors has taken all necessary action to provide that neither Parent nor Purchaser will become an "Acquiring Person" such that no "Shares Acquisition Date" or "Distribution Date" (as such terms are defined in the Rights Agreement) will occur and that Section 11.1.2 of the Rights Agreement will not be triggered as a result of the announcement, commencement or consummation of the Offer, the execution or delivery of the Merger Agreement or any amendments thereto, the consummation of the Merger, or the consummation of the transactions contemplated by the Merger Agreement. Under the Merger Agreement, the Company has agreed, should Parent or Purchaser so request, to redeem the Rights effective immediately prior to Purchaser's acceptance of Shares for purchase pursuant to the Offer. No such request has been made as of the date of this Statement and the Company does not presently expect that any such request will be made.

     No Solicitation. The Company has agreed, has agreed to cause its officers and directors, and has agreed to use its reasonable best efforts to cause its employees, representatives and agents, to cease any existing discussions or negotiations with any parties with respect to any Third Party Transaction. A "Third Party Transaction" means the acquisition of beneficial ownership of all or a majority of the assets of, or a majority equity interest in, the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or other business acquisition or combination transaction involving the Company and its subsidiaries, including any single transaction or series of related transactions which is structured to permit such a party other than Parent, Purchaser or an affiliate thereof (a "Third Party") to acquire beneficial ownership of a majority of the assets of, or majority equity interest in, the Company (other than transactions contemplated by the Merger Agreement).

     The Company has also agreed that the Company and its subsidiaries will not, and will cause its officers and directors, and has agreed to use its reasonable best efforts to cause its employees and representatives of the Company and its subsidiaries not, to solicit any inquiries with respect to any unsolicited, bona fide written proposal made by a Third Party to enter into a Third Party Transaction (an "Acquisition Proposal") (other than the transactions contemplated by the Merger Agreement) or, except as discussed below, to engage in negotiations or discussions with, or furnish any confidential information relating to the Company or any of its subsidiaries to, any Third Party relating to an Acquisition Proposal. Notwithstanding anything to the contrary in the Merger Agreement, the Company and its representatives may furnish information to, and participate in discussions or negotiations with, any Third Party which submits an Acquisition Proposal if the Company's Board of Directors, in its good faith judgment by a majority vote, after consultation with the Company's outside legal counsel and financial advisor, determines that the proposal constitutes a more favorable offer to the Company's stockholders than the Offer and the Merger and that, based as to legal matters on the advice of outside legal counsel, the failure to furnish such information or participate in such discussions or negotiations or waive any such agreement, could reasonably be expected to result in a breach of their fiduciary duties under applicable law.

     The Company has also agreed that it will not enter into a definitive written agreement providing for a Third Party Transaction except concurrently with or after the termination of the Merger Agreement in accordance with its terms. The Company will promptly provide Parent with a reasonable description of any Acquisition Proposal received (including a summary of all material terms and, unless it is prohibited from disclosing the same, the identity of the person making such Acquisition Proposal). The Company will also promptly inform Parent of the status and content of any discussions regarding any Acquisition Proposal.

     The Company has further agreed not to disclose non-public information to any Third Party making an Acquisition Proposal unless such party enters into a confidentiality agreement with the Company. The Company will notify Parent of such event and identify the person with whom the agreement was executed, unless such disclosure is prohibited.

     Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that after the Effective Time, Parent and the Surviving Corporation will perform the obligations of the Company under the indemnification agreements between the Company and the directors and certain officers of the Company previously identified to Parent. After the consummation of the Merger, the Surviving Corporation will remain responsible for officers' and directors' right to indemnification and exculpation provided for in the Certificate of Incorporation and By-Laws of the Company as in effect on the date of the Merger Agreement, with respect to the acts and omissions occurring prior to the Effective Time, including, without limitation, the transactions contemplated by the Merger Agreement. Further, Parent has agreed that for six years after the Effective Time, Parent or the Surviving Corporation will maintain officers' and directors' liability insurance covering the persons who are presently covered by the Company's officers' and directors' liability insurance policies with respect to acts and omissions occurring prior to the Effective Time, on terms which are not less favorable than that in effect on the date of the Merger Agreement; provided, however, that Parent will not be obligated to make annual premium payments for such insurance exceeding 175% of the annual premiums paid as of the date of the Merger Agreement (the "Maximum Amount"). If the cost of such insurance exceeds the Maximum Amount, Parent and the Surviving Corporation will maintain the most advantageous policies of directors and officers insurance obtainable for an annual premium equal to the Maximum Amount.

     The Merger Agreement also provides that, to the fullest extent permitted by applicable law, from and after the purchase of the Shares pursuant to the Offer, Parent, Purchaser and the Company will indemnify and hold harmless, and from and after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless, each present and former director and officer of the Company for acts and omissions pertaining to the transactions occurring prior to the Effective Time including, without limitation, events contemplated by the Merger Agreement. The Company or the Surviving Corporation have also agreed to advance such expenses to each former director and officer of the Company and to cooperate fully in the defense of any such matter.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, the Company's organization, capitalization, authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, potential conflicts, consents and approvals, public filings, absence of certain events, undisclosed liabilities, litigation, compliance with laws, tax matters, termination, severance and employment agreements, employee benefit plans, environmental matters, assets (including real property and intellectual property), broker's fees, labor matters and information set forth in this Schedule 14D-9. None of the representations or warranties in the Merger Agreement will survive the Effective Time of the Merger.

     Access; Confidentiality. The Company has agreed, until the Effective Time, to give Parent and its authorized representatives access during normal business hours to all facilities, books and records of the Company and its subsidiaries and to permit Parent make such inspections as it may reasonably require. In addition, the Company has agreed to use reasonable efforts to cause its accountants to furnish such financial and operating data as Parent may reasonably request. Pursuant to the Confidentiality Agreement, Parent has agreed to hold in confidence all information concerning the Company and its subsidiaries and not to use that information in any way detrimental to the Company. A copy of the Confidentiality Agreement is filed as Exhibit F to this
Schedule 14D-9 and is incorporated herein by reference.

     Amendment. Subject to applicable law, the Company, Parent and Purchaser may amend or supplement the Merger Agreement at any time before or after stockholder approval of the Merger Agreement, but after the purchase of Shares pursuant to the Offer, no amendment may be made which decreases the price per Share, changes the form of consideration to be received by the holders of Shares in the Merger or which adversely affects the rights of stockholders of the Company under the Merger Agreement without the approval of such stockholders and, if required, the Special Committee.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned, notwithstanding approval thereof by the stockholders of the Company, at any time prior to the Effective Time,

          (a) by mutual written consent of Parent and the Company (including, if required, the Special Committee);

          (b) by Parent, Purchaser or the Company if the Effective Time has not occurred on or before April 30, 1998; provided, however, that the right to terminate the Merger Agreement will not be available to (i) Parent if it or its affiliates have purchased Shares pursuant to the Offer or (ii) any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of the failure of the Effective Time to occur on or before such date;

          (c) by Parent, Purchaser or the Company if any court of competent jurisdiction or other governmental body has taken action restraining or otherwise prohibiting the Offer or the Merger and such action has become final and nonappealable;

          (d) by the Company (i) if the Company has not materially breached any representation, warranty, covenant or agreement and Purchaser (A) has failed to commence the Offer within the time required by Regulation 14D under the Exchange Act or (B) terminated the Offer or allowed it to expire, or (ii) prior to the acceptance of any Shares pursuant to the Offer, if a Third Party has made an Acquisition Proposal that the Board of Directors of the Company, after consultation with the Company's outside legal counsel and financial advisor, determines constitutes a Superior Offer, and the Board, after consultation with the Company's outside legal counsel, determines, in its good faith judgment, that a withdrawal, modification or change of recommendation or approval is required for the Board to comply with its fiduciary duties under applicable law;

          (e) by Parent if (i) Purchaser has failed to commence the Offer due to an occurrence which would result in a failure to satisfy any of the conditions set forth in paragraphs (a) through (f) of Annex A to the Merger Agreement or (ii) the Offer has expired or been terminated without any Shares being purchased thereunder by Purchaser as a result of a failure of any of the conditions set forth in the Merger Agreement;

          (f) by Parent or Purchaser prior to the acceptance of any Shares for purchase pursuant to the Offer, if (i) the Company has breached any representation or warranty in the Merger Agreement having a Company Material Adverse Effect, which breach has not been cured prior to 10 days following notice of such breach, (ii) the Company has breached any covenant or agreement in the Merger Agreement which materially adversely affects the consummation of the Offer, which breach has not been cured prior to 10 days following notice of such breach, or (iii) the Company's Board of Directors has withdrawn its approval or recommendation of the Offer, the Merger, or the Merger Agreement, or has recommended another offer to the Company's stockholders;

          (g) by the Company if (i) Parent has breached any representation or warranty in the Merger Agreement which materially adversely affects the consummation of the Offer, which breach is not cured prior to 10 days following notice of such breach, or (ii) Parent or Purchaser has materially breached any covenant or agreement in the Merger Agreement which materially adversely affects the consummation of the Offer which has not been cured prior to 10 days following notice of such breach; or

          (h) by the Company if (i) after 90 days from the date of the Merger Agreement any government agency shall have commenced and be continuing any formal or informal investigations of the transactions contemplated by the Merger Agreement and (ii) the Company delivers written notice to Parent or Purchaser of its intent to terminate the Merger Agreement and Parent and Purchaser fail to resolve the government agency investigation within 10 business days of such notice.

     The Merger Agreement provides that in the event of termination, all legal and other costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses; provided, however, that if the Company terminates the Merger Agreement in accordance with subsection (d)(ii) above, then the Company will pay to Parent $2.2 million within three business days thereafter, and if the Company terminates the Merger Agreement in accordance with Subsection
(d)(ii) above and consummates a Third Party Transaction within nine months from the date of termination of the Merger Agreement, the Company will pay Parent an additional fee in the amount of $2.2 million within three business days of the consummation of the Third Party Transaction.

     Timing. The exact timing and details for the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Parent and Purchaser have agreed to cause the Merger to be consummated on the terms described above, there can be no assurance as to the timing of the Merger.

     Appraisal Rights. Holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures are complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price or the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

     If any stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses the right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivery to Parent of a written withdrawal of the demand for appraisal and acceptance of the Merger.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS.

Confidentiality Agreement.

     Pursuant to the Confidentiality Agreement, LDI agreed to treat confidentially all information, whether written or oral, concerning the Company or any of its affiliates, which the Company or any of its directors, officers, employees, agents, financial advisors or representatives furnished to LDI or its directors, officers, employees, agents, legal counsel, financial advisors, accountants or representatives, (the "Representatives"), together with all reports, analyses, compilations, data, studies and other materials which contain or otherwise reflect or are generated from such information. As part of Confidentiality Agreement, the parties also entered into a standstill agreement, pursuant to which LDI further agreed that neither it (including any person or entity directly or indirectly, through one or more intermediaries, controlling LDI or controlled by LDI or under common control with LDI), nor any of its Representatives, acting alone or as part of any group, would, for a period of two years from the date of the Confidentiality Agreement, directly or indirectly, unless specifically requested to do so in writing in advance by the Company's Board of Directors, (i) acquire ownership of any of the securities or assets of the Company or any rights or options to acquire any such ownership,
(ii) make a solicitation of proxies to vote or advise or influence any person with respect to the voting of any securities of the Company, (iii) join or participate in a "group" (as defined in the Exchange Act) with respect to any voting securities of the Company, (iv) arrange or participate in any financing for the purchase of any voting securities or assets, (v) propose to the Company to any of its stockholders any merger, business combination, restructuring, recapitalization or similar transaction or seek to control, change or influence the management, Board of Directors or policies of the Company, (vi) solicit, negotiate with, or provide any information to, any person with respect to a merger, exchange offer or liquidation of the Company or any other acquisition of the Company or similar transaction, or (vii) enter into discussion with a third party with respect to any of the foregoing.

     LDI Financing Letter.

     On October 14, 1997, LDI delivered to the Company the LDI Financing Letter pursuant to which LDI informed the Company that LDI had irrevocably and unconditionally committed to advance to FinishMaster the funds necessary to complete the acquisition of the Company and repay certain of the Company's existing indebtedness. The LDI Financing Letter provides that the Company may rely on LDI's commitment to FinishMaster as if it were made to the Company. The LDI Financing Letter is included as Annex B to Merger Agreement and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board. At a meeting of the Company's Board of Directors held on October 14, 1997, the board by unanimous vote, (i) determined that the Offer and the Merger were fair to, and in the best interests of, the Company and its stockholders, (ii) approved the Merger Agreement, the Offer and the Merger and (iii) recommended that the stockholders accept the Offer and approve the Merger Agreement. A letter to the Company's stockholders from the Company's Chairman of the Board, President and Chief Executive Officer, dated October 21, 1997, which includes the board's recommendation to the stockholders, is attached as Exhibit G hereto and is incorporated herein by reference.

     THEREFORE, THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS TENDER THEIR SHARES PURSUANT TO THE TERMS OF THE OFFER.

     (b) Background; Reasons for Board's Recommendation.

     Background of the Offer. In September 1995, the Company's senior executives (including Mr. Mortimer A. Kline, III, then the President and Chief Operating Officer of the Company) were introduced to Andre B. Lacy, Chairman of the Board, Chief Executive Officer and President of LDIM, the managing general partner of LDI, William Fennessy, Vice President and Chief Financial Officer of LDIM, and Robert H. Reynolds, outside counsel to LDI and Corporate Secretary of LDIM, in a meeting held in Chicago. In that meeting, which had been requested by Mr. Lacy, Mr. Lacy expressed an interest in LDI investing in the auto paint distribution industry generally and in acquiring a significant ownership position in the Company in particular. The Company elected not to pursue Mr. Lacy's unsolicited expression of interest.

     In the Spring of 1996, the then-controlling shareholder of FinishMaster advised the Company that it was actively seeking a buyer for its stake in FinishMaster or, possibly, the entire company. The Company considered this opportunity with the assistance of Donaldson, Lufkin & Jenrette Securities Corporation

("DLJ"), but determined not to pursue a transaction. In June 1996, LDI, through its subsidiary AutoPaints, acquired this controlling stake in FinishMaster consistent with its strategic plan to invest in the auto paint distribution industry. Upon completion of that transaction, Mr. Lacy became Chairman of the Board and Chief Executive Officer of FinishMaster. During this time period, AutoPaints also acquired an additional independent auto paint distributor.

     On October 18, 1996, at the invitation of Mr. Lacy, D. Hunt Ramsbottom, Jr., then Chief Executive Officer of the Company, met with Mr. Lacy in Chicago. The purpose of the meeting was to establish a personal relationship and discuss in general terms the prospects of the auto paint distribution business.

     In December 1996, the Company announced that Mr. Ramsbottom would be resigning from his positions with the Company and that Mr. Kline would assume the additional positions of Chairman and Chief Executive Officer. At the invitation of Mr. Lacy, Mr. Kline and Mr. Lacy met in Chicago on January 30, 1997 for the purpose of renewing their relationship and discussing the prospects of the auto paint distribution business.

     During late 1996 and into 1997, the Company's Board of Directors began to consider the long-term business plan and strategic future of the Company. Throughout this period, the Company generally reported operating results that were inferior to the prior year reflecting several business challenges. The Company continued to experience difficulties in fully integrating acquired companies that had been purchased at a very rapid pace in 1995 and 1996. More broadly, the Company was faced with unfavorable industry conditions, including flat revenue on decreasing volume and a consolidating customer base. In response, the Company's stock price had been declining, thereby limiting the Company's options to obtain growth capital to fund its acquisition strategy, while at the same time the Company also faced the need to make significant capital expenditures to upgrade its computer systems. In light of the foregoing factors, the Board of Directors of the Company determined that it was in the interests of the Company and its stockholders to consider a possible strategic transaction with a third party. In particular, the Board of Directors was of the view that the Company's stock was significantly undervalued in the marketplace in light of the considerable value the Company might have to another distributor of auto paint and related supplies, another supplier of products to the Company's customers, or a financial buyer who could use the Company as a platform for such a transaction.

     On or about April 9, 1997, Mr. Thomas U. Young, President of FinishMaster, telephoned Mr. Kline and asked for a meeting between Mr. Kline and Messrs. Lacy and Young. After consulting with the outside directors, Mr. Kline accepted the invitation and the meeting was scheduled for May 5, 1997.

     At a Board meeting held on April 29, 1997, the Company's Board determined that it should retain an investment banker to assist it in the consideration of strategic alternatives to maximize shareholder value. A member of the Company's Board of Directors was delegated to interview candidates and recommend the retention of an appropriate financial advisor to assist the Company. This process led to the retention of DLJ shortly thereafter and the execution of an engagement letter dated June 2, 1997.

     On May 5, 1997, Mr. Kline met with Messrs. Lacy and Young in Palm Springs, California. At this meeting, Messrs. Lacy and Young indicated preliminary interest in considering the possible combination of FinishMaster and the Company. Mr. Kline advised them that the present sentiment of the Company's Board of Directors was that the Company should consider its strategic alternatives in a formal process. However, Mr. Kline also indicated that the board might be inclined to give FinishMaster a first opportunity to propose a transaction if it was interested in moving quickly. Mr. Kline suggested that Mr. Lacy meet with Mr. David L. Ferguson, a member of the Company's Board of Directors.

     On May 7, 1997, Mr. Lacy met with Messrs. Kline and Ferguson at Mr. Ferguson's offices in El Segundo, California. Again, Mr. Lacy, on behalf of FinishMaster, expressed interest in a business combination. Mr. Ferguson indicated that the Company's Board of Directors would give appropriate consideration to any proposal made by FinishMaster. Mr. Ferguson also advised Mr. Lacy that the board presently intended to hire an investment banker to assist it in conducting a process to explore the strategic alternatives that might be available to the Company.

     Messrs. Lacy, Kline and Ferguson met again in Los Angeles on May 28, 1997 at the request of Mr. Lacy. In that meeting, Mr. Lacy proposed a business combination which contemplated a stock for stock transaction and suggested approximately equal values for FinishMaster and Company shares. Mr. Ferguson indicated that the Company generally preferred a cash transaction. He suggested that FinishMaster's advisor, Smith Barney Inc. ("Smith Barney"), make contact with DLJ so that the financial advisors could exchange views regarding a possible transaction. On June 27, 1997, the Company entered into the Confidentiality Agreement with FinishMaster, Mr. Lacy, LDI and certain of their affiliated companies in order to facilitate the release of certain non-public financial information to FinishMaster and Smith Barney.

     In the conversations that followed among the financial advisors, FinishMaster continued to propose transaction structures which contemplated all FinishMaster stock or mostly stock with a limited cash component. At the direction of the Board, DLJ conveyed to Smith Barney the Company's view that such a structure was not likely to be acceptable and that the Company was inclined to conduct a formal auction process to determine whether or not a cash transaction was possible with another party. Mr. Ferguson also conveyed this view in separate calls with Mr. Lacy and a representative of Smith Barney.

     On July 1, 1997, Messrs. Kline and Ferguson and representatives of DLJ conferred with Mr. Lacy and representatives of Smith Barney in a telephone conference to discuss the confidential information provided by the Company to FinishMaster and Smith Barney. Subsequently, on approximately July 8, 1997, FinishMaster, acting through Smith Barney, informed DLJ that FinishMaster would not make a further proposal at that time, but would instead participate in the process to maximize shareholder value which was to be conducted by DLJ on behalf of the Company. After the market closed on July 8, 1997, the Company issued a press release stating that the Company had elected to explore the strategic alternatives that may be available to the Company with the objective of maximizing the Company's value to its stockholders and other constituents, and that DLJ had been retained to assist the Company in this process. The last reported sales price of the Common Stock on July 8, 1997 was $4.625 per share.

     Promptly after this press release was issued, DLJ began to contact parties that it believed might be interested in a transaction and to respond to inquiries from parties that had seen the Company's press release. During July and August 1997, DLJ had contact with approximately 87 parties, of which 45 parties entered into confidentiality agreements and received information packages regarding the Company and seven parties responded with written indications of interest in conducting a formal due diligence review of the Company. Subsequently, DLJ invited six of these interested parties (including FinishMaster) to attend presentations to be held in early September at the Company's executive offices and to have access to the Company's files for due diligence purposes. The Board of Directors of the Company held meetings on each of August 7, August 20 and September 17, 1997 to monitor this process.

     At a special meeting of the Board of Directors of Parent held on October 3, 1997, that board approved and authorized Parent to make a proposal to the Company for an $8.00 per Share acquisition and the execution and delivery of a related Agreement and Plan of Merger. In accordance with instructions received from DLJ, Parent submitted to DLJ on October 6, 1997, a written proposal to acquire the Company at a purchase price of $8.00 in cash per Share. In its proposal, FinishMaster advised the Company that its bid was fully financed either through a bank financing to be arranged by FinishMaster or additional funds to be provided by LDI.

     On October 8, 1997, the Company's Board of Directors met with DLJ and counsel to review the results of the auction process. At this meeting, the board determined to pursue a transaction with FinishMaster consistent with the proposal described above. Accordingly, the board authorized its counsel and DLJ to meet with representatives of FinishMaster and to attempt to negotiate the definitive terms of an all cash, fully-financed transaction consistent with FinishMaster's October 6 proposal. Those meetings commenced in Los Angeles at the offices of counsel to the Company on the afternoon of October 9, 1997 and continued through the afternoon of October 11, 1997. Final details on a draft form of Merger Agreement and the related LDI Financing Letter were completed among counsel on October 13, 1997.

     The Board of Directors of the Company met on October 14, 1997 to consider presentations by counsel and to review the draft Merger Agreement. A presentation was also provided by DLJ, which included the delivery of its written opinion to the effect that the proposed cash consideration of $8.00 per Share was fair to the Company's stockholders from a financial point of view. After considering these presentations, the Board of Directors of the Company approved the Merger Agreement and approved its execution, subject to receiving the LDI Financing Letter. These events were completed late in the day of October 14, 1997 and a related public announcement was disseminated before the stock market opened on October 15, 1997.

     Reasons for the Board's Recommendations. In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all stockholders tender their Shares pursuant to the Offer, the Company's Board of Directors considered a number of factors, including:

 (i) the financial and other terms of the Offer, the Merger and the Merger Agreement;

 (ii) that the $8.00 per Share tender offer price represents (A) a premium of 73.0% over the last reported sales price of the Common Stock on the Nasdaq National Market on July 8, 1997, the last trading session before the Company announced its intention to explore the strategic alternatives that may be available to it with the objective of maximizing stockholder value; and (B) a 25.5% premium over the last reported sales price of the Common Stock on the Nasdaq National Market on October 14, 1997, the last trading session before the announcement of the Merger Agreement;

 (iii) recent trading prices of the Shares, including the fact that the Shares have not closed above $8.00 on the Nasdaq National Market in the 52-week period prior to the announcement of the Merger Agreement on October 15, 1997;

 (iv) the presentation by DLJ at the October 14, 1997 Board meeting and the opinion of DLJ to the effect that, as of the date of such opinion and based upon certain matters considered relevant by DLJ, the consideration to be received by the Stockholders of the Company in the Offer and the Merger was fair to such stockholders from a financial point of view (the full text of such opinion, dated October 14, 1997, which sets forth the procedures followed, assumptions and qualifications made, matters considered and the limitations thereof, is included as Exhibit H hereto and stockholders are urged to read it in its entirety);

 (v) the fact that the Company conducted an auction process and no other bidder submitted a proposal having terms more favorable than those ultimately proposed by FinishMaster;

 (vi) advice to the Company's Board of Directors from DLJ regarding the likelihood of a superior offer arising;

(vii) the familiarity of the Company's Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates;

(viii) the view of the Company's Board of Directors that in light of unfavorable industry conditions and the significant capital needs of the Company, a sale of the Company was in the best interests of the stockholders;

 (ix) the fact that the obligations of FinishMaster and Purchaser under the Merger Agreement were not subject to any financing conditions and were supported by the further financial assurances of an affiliate as expressed in the LDI Financing Letter;

 (x) the financial resources of LDI, FinishMaster and Purchaser and their ability to meet their respective obligations under the Merger Agreement;

 (xi) the provisions of the Merger Agreement, including the provision allowing the Company to respond to an Acquisition Proposal on terms superior to those reflected in the Merger Agreement, and the provisions which permit the Company to terminate the Merger Agreement in the event that the Board determines to accept an Acquisition Proposal that it, in its good faith judgment by a majority vote, determines to be more favorable to the Company's stockholders than the Offer and the Merger, upon payment to Purchaser of a break-up fee of $4.4 million (without any further obligation to pay any other expenses of Parent or Purchaser); and

(xii) the limited number of conditions to Purchaser's requirement to consummate the Offer and the Merger.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determination.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to an engagement letter dated June 2, 1997, between the Company and DLJ (the "DLJ Engagement Letter"), a copy of which is attached hereto as
Exhibit I and is incorporated herein by reference, the Company retained DLJ to
(i) assist, as exclusive financial advisor, in evaluating various plans, strategies or transactions for maximizing the Company's value to its stockholders (a "Transaction"), (ii) assist in preparing an offering memorandum describing the Company, its operations, its historical performance and its future prospects; (iii) identify and contact selected qualified acquirors acceptable to the Company; (iv) arrange for potential acquirors to conduct business investigations; (v) negotiate the financial aspects of any proposed Transaction under the Company's guidance; and (vi) deliver an opinion to the Board of Directors of the Company, if requested, as to the fairness from a financial point of view of the consideration to be received by the stockholders of the Company in any proposed Transaction and updates to such opinion. Pursuant to the DLJ Engagement Letter, the Company has agreed to pay to DLJ, if a Transaction is consummated, a transaction fee of one percent of the total transaction value with respect to any Transaction. The transaction fee payable to DLJ, assuming consummation of the Offer and the Merger on the terms described herein, is estimated to be approximately $1.14 million. In addition, the Company agreed (i) to reimburse DLJ for out-of-pocket expenses (including the reasonable fees and expenses of counsel) incurred in performing its services under the DLJ Engagement Letter and (ii) to indemnify DLJ and certain related persons against certain liabilities related to, or arising out of, DLJ's engagement under the DLJ Engagement Letter.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Share Transactions in Last 60 Days. No transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for Shares purchased pursuant to the Company's 1994 Stock Option Plan (the "1994 Plan").

     (b) Intent to Tender. To the Company's knowledge, (i) all of the Company's executive officers and directors presently intend to tender in the Offer all Shares that they now own and (ii) none of such persons presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons prior to the consummation of the Offer, except that any stock options or warrants held by such persons will be canceled in return for a cash payment equal to the excess (if any) of the per Share Merger Consideration (as defined in the Merger Agreement) over the exercise price thereof. The foregoing does not include any Shares over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to instructions from a third party, as to which Shares, to the Company's knowledge, no determination has been made.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Certain Negotiations. Except as described in this Schedule 14D-9, including as set forth in the Offer to Purchase, to the knowledge of the Company, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in (i) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the

Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company. Pursuant to the Merger Agreement, however, and as described under "Merger Agreement" in Item 3(b)(2) above, the Company may, subject to certain limitations, take certain actions in respect of proposed transactions necessary for the directors of the Company to discharge their fiduciary duties to stockholders under applicable law.

     (b) Certain Transactions. Except as described in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors of the Company, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders.

     At its meeting held October 14, 1997, the Board of Directors (i) authorized and approved entering into the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL and (ii) took all necessary action such that neither the Offer nor the Merger would constitute a "Trigger Event" or result in a "Distribution Date," in each of such cases as defined in the Rights Agreement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT                                DESCRIPTION
 -------                                -----------
Exhibit A  --   Offer to Purchase*
Exhibit B  --   Letter of Transmittal*
Exhibit C  --   Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of October 14, 1997 (including the
                LDI Financing Letter attached thereto as Annex B)
Exhibit D  --   Press release issued on October 15, 1997
Exhibit E  --   The Company's Proxy Statement, dated January 10, 1997, for the Company's 1997 Annual Meeting of Stockholders
Exhibit F  --   Confidentiality Agreement, dated as of June 27, 1997, by and among the Company, FinishMaster, Inc., LDI AutoPaints, Inc.,
                Lacy Distribution, Inc., LDI, Ltd, LDI Management, Inc. and
                Andre B. Lacy
Exhibit G  --   Letter to Stockholders dated October 21, 1997*
Exhibit H  --   Fairness opinion of DLJ dated July 14, 1997*
Exhibit I  --   Engagement Letter dated June 2, 1997 between DLJ and the
                Company
Exhibit J  --   1994 Stock Option Plan, as amended**
Exhibit K  --   Stock Option Plan for Outside Directors of Thompson PBE,
                Inc.***
Exhibit L  --   Form of Indemnification Agreement between the Company and
                each of its Directors and certain Executive Officers of the
                Company
Exhibit M  --   Severance Agreement, dated as of September 1, 1997, by and between the Company and Mortimer A. Kline, III
Exhibit N  --   Severance Agreement, dated as of September 1, 1997, by and between the Company and Michael O'Donovan
Exhibit O  --   Severance Agreement, dated as of September 1, 1997, by and between the Company and Thomas E. Case
Exhibit P  --   Severance Agreement, dated as of September 1, 1997, by and between the Company and Victor J. Jedlicka
Exhibit Q  --   Severance Agreement, dated as of September 1, 1997, by and between the Company and Walter M. Lacher
Exhibit R  --   Severance Agreement, dated as of September 1, 1997, by and between the Company and Glen R. Thompson

-------------------------
  * Included in the materials sent to stockholders of Company.
 ** Incorporated by reference to Exhibit 10.2 to the Company's Registration
    Statement on Form S-1 (No. 33-83310) and Exhibit 10.64 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995.
*** Incorporated by reference to Exhibit 10.46 to the Company's Registration
    Statement on Form S-1 (No. 33-96256).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: October 21, 1997                   THOMPSON PBE, INC.

                                          By: /s/ MORTIMER A. KLINE, III
                                            ------------------------------------
                                            Mortimer A. Kline, III
                                            Chairman, President and
                                            Chief Executive Officer

                                 EXHIBIT INDEX

                                                                               PAGE
 EXHIBIT                                DESCRIPTION                           NUMBER
 -------                                -----------                           ------
Exhibit A  --   Offer to Purchase*
Exhibit B  --   Letter of Transmittal*
Exhibit C  --   Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of October 14, 1997 (including the
                LDI Financing Letter attached thereto as Annex B)
Exhibit D  --   Press release issued on October 15, 1997
Exhibit E  --   The Company's Proxy Statement, dated January 10, 1997, for the Company's 1997 Annual Meeting of Stockholders
Exhibit F  --   Confidentiality Agreement, dated as of June 27, 1997, by and among the Company, FinishMaster, Inc., LDI AutoPaints, Inc.,
                Lacy Distribution, Inc., LDI, Ltd, LDI Management, Inc. and
                Andre B. Lacy
Exhibit G  --   Letter to Stockholders dated October 21, 1997*
Exhibit H  --   Fairness opinion of DLJ dated July 14, 1997*
Exhibit I  --   Engagement Letter dated June 2, 1997 between DLJ and the
                Company
Exhibit J  --   1994 Stock Option Plan, as amended**
Exhibit K  --   Stock Option Plan for Outside Directors of Thompson PBE,
                Inc.***
Exhibit L  --   Form of Indemnification Agreement between the Company and
                each of its Directors and certain Executive Officers of the
                Company
Exhibit M  --   Severance Agreement, dated as of September 1, 1997, by and between the Company and Mortimer A. Kline, III
Exhibit N  --   Severance Agreement, dated as of September 1, 1997, by and between the Company and Michael O'Donovan
Exhibit O  --   Severance Agreement, dated as of September 1, 1997, by and between the Company and Thomas E. Case
Exhibit P  --   Severance Agreement, dated as of September 1, 1997, by and between the Company and Victor J. Jedlicka
Exhibit Q  --   Severance Agreement, dated as of September 1, 1997, by and between the Company and Walter M. Lacher
Exhibit R  --   Severance Agreement, dated as of September 1, 1997, by and between the Company and Glen R. Thompson

-------------------------
  * Included in the materials sent to stockholders of Company.
 ** Incorporated by reference to Exhibit 10.2 to the Company's Registration
    Statement on Form S-1 (No. 33-83310) and Exhibit 10.64 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995.
*** Incorporated by reference to Exhibit 10.46 to the Company's Registration
    Statement on Form S-1 (No. 33-96256).

                                                                         ANNEX A

                       INFORMATION STATEMENT PURSUANT TO
           SECTION 14(F) OF THE SECURITIES AND EXCHANGE ACT OF 1934,
                     AS AMENDED, AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about October 21, 1997 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares as of the close of business on or about October 14, 1997. Capitalized terms used and not otherwise defined shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats of the Board of Directors of the Company.

     The Merger Agreement provides that promptly upon the acquisition by Purchaser pursuant to the Offer of such number of Shares that satisfies the Minimum Condition, Purchaser shall be entitled to designate, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, such number of Directors, rounded up to the next whole number (the "Purchaser Designees"), of the Company's Board of Directors, that would make the percentage of the Company's directors designated by Purchaser equal to the aggregate voting power of the Shares held by Purchaser and Parent expressed as a percentage of the fully diluted number of Shares outstanding or subject to issuance. The Merger Agreement provides that the Company shall, at such time and subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, use its reasonable best efforts to cause the Purchaser Designees to be so elected.

     This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on October 21, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, November 18, 1997 unless the Offer is extended.

     The following information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees has been furnished to the Company by either Parent or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

     The Board of Directors of the Company currently consists of five directors each of whom holds office until his resignation or removal and until his successor is duly elected and qualified at the next Annual Meeting of Stockholders.

PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the acquisition by Purchaser pursuant to the Offer of such number of Shares that satisfies the Minimum Condition, Purchaser shall be entitled to designate such number of Directors, rounded up to the next whole number of the Company's Board of Directors, that would make the percentage of the Company's directors designated by Purchaser equal to the aggregate voting power of the Shares held by Purchaser and Parent expressed as a percentage of the fully diluted number of Shares outstanding or subject to issuance. The Merger Agreement provides that the Company shall, at such time, use its reasonable best efforts to cause the Purchaser Designees to be so elected.

     Parent has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Annex I to Purchaser's Offer to Purchase and that each of the directors and executive officers listed in Annex I to Purchaser's Offer to Purchase has consented to act as a directors, if so designated. The business address of Parent is 4259 40th Street, S.E., Kentwood, Michigan 49512. The principal address of Purchaser is 54 Monument Circle, Indianapolis, Indiana 46204.

     It is presumed that the Purchaser Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares that satisfies the Minimum Condition, and that upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Company's Board of Directors.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     Certain information concerning each of the Company's current directors and executive officers is set forth below:

     MORTIMER A. KLINE, III, age 38, incorporated the Company on April 4, 1989. From April 1989 to the present, Mr. Kline has served as President and Chief Operating Officer of the Company. In November 1996, he was named to the additional positions of Chairman of the Board and Chief Executive Officer. In addition, Mr. Kline served as Chief Financial Officer of the Company from its inception until December 1993. From February 1987 to November 1988, Mr. Kline served as Chief Financial Officer of Kellow-Brown Company, a commercial printing company based in Los Angeles.

     FRANK C. ALEXANDER, age 64, has served as a director of the Company since May 1989. From April 1991 to May 1992, and from March 1994 to the present, Mr. Alexander has been a self-employed consultant. From May 1992 to March 1994, Mr. Alexander was a Vice President of M&A Capital, an investment bank. From 1981 until his retirement in April 1991, Mr. Alexander served as Executive Vice President and Chief Financial Officer of Intermark, Inc.

     DAVID L. FERGUSON, age 42, has served as a director of the Company since June 1992. From June 1990 through May 1997, Mr. Ferguson was a General Partner and since June 1997 has been a Special General Partner of Chase Capital Partners ("CCP"), which is the general partner of Chase Venture Capital Associates, L.P., a venture capital fund ("Chase Ventures"). From September 1989 to June 1990, Mr. Ferguson was a Vice President of CCP. Mr. Ferguson is also a director of Guitar Center, Inc., Wild Oats Markets, Inc. and numerous private companies.

     JOHN D. ROACH, age 53, has served as a director of the Company since December 1995. Since July 1997, Mr. Roach has been Chief Executive Officer of Stonegate Resources, LLC, a private investment firm. From July 1991 to July 1997, Mr. Roach was Chairman, President and Chief Executive Officer of Fiberboard Corporation, a manufacturer of building and industrial products and an owner/operator of ski resorts. From 1988 to 1991, Mr. Roach was Executive Vice President of Manville Corporation, a manufacturer of building products, paperboard packaging, fiberglass and industrial minerals, where from 1990 to 1991 he served as President of its Mining and Minerals Group and President of Celite Corporation, a wholly owned Manville subsidiary. In addition, from 1988 to 1989, Mr. Roach served as president of Manville Sales Corporation, now known as Schuller International, and the Fiberglass and Specialty Products Group, and from 1987 to 1988, as Chief Financial Officer of Manville Corporation.

     LOUIS A. SIMPSON, age 60, has served as a director of the Company since August 1995. Mr. Simpson has been President and Chief Executive Officer -- Capital Operations of GEICO Corporation, an insurance holding company, since 1993, having served as Vice Chairman of the Board from 1985 to 1993. In addition to GEICO Corporation, Mr. Simpson is also a director of Salomon Inc, Potomac Electric Power Company, Pacific American Income Shares, Inc. and Cohr Inc.

     THOMAS E. CASE, 52, became Executive Vice President, Sales and Strategic Development of the Company in February 1996. From May 1994 through February 1996, he served as Executive Vice President and General Manager, Southern California Division. Prior to that and since 1984, Mr. Case was Vice President, Sales of the Company.

     VICTOR J. JEDLICKA, age 60, has served as Executive Vice President, Materials and Logistics, since January 1997. From November 1996 through January 1997, he served as Corporate Purchasing Director for Sizzler

International, Inc. From April 1996 through September 1996, he served as Director of Purchasing of Kent & Spiegel, Inc. From March 1996 through November 1996, he was a co-founder of Fundation, Inc., a distributor of food products. From June 1993 through January 1996, he served as Corporate Purchasing Director for Sizzler International. From December 1992 through June 1993, he served as Director of Materials Management for Daniel Freedman Hospital. From 1989 through December 1992, he served as Executive Director of Material Resources for J.I. Case, a division of Tenneco, Inc.

     WALTER M. LACHER, age 33, has served as Corporate Controller since July 1997. From October 1996 to July 1997, Mr. Lacher served as Chief Financial Officer of Global One Distribution and Merchandising, Inc., a publicly held distribution company ("Global One"). From July 1996 to October 1996, Mr. Lacher served as Corporate Controller of Global One. From July 1988 to July 1996, Mr. Lacher was employed by Deloitte & Touche, LLP.

     MICHAEL O'DONOVAN, age 39, has served as Chief Financial Officer since April 1997. From December 1994 to April 1997, Mr. O'Donovan served as Vice President, Corporate Controller. From June 1991 to December 1994, Mr. O'Donovan served as Director of Accounting of Retix, a publicly held multi-national computer hardware and software manufacturer and distributor. From January 1985 to June 1991, Mr. O'Donovan was employed by Price Waterhouse, LLP in its Entrepreneurial Services Group.

     GLEN R. THOMPSON, age 47, became Executive Vice President Operations of the Company in December 1996. From February 1996 through December 1996, he served as Vice President, Operations, California Division. Prior to that and since 1989, Mr. Thompson was Vice President of Operations, Southern California Division.

COMMITTEES OF THE BOARD

     The Compensation Committee for the Board of Directors is presently comprised of Messrs. Alexander, Ferguson, Roach and Simpson. Mr. Ferguson chairs the committee. This Committee reviews and approves executive salaries, considers awards to be granted under the Company's Incentive Compensation Plan for Senior Executives and performs other related functions upon request of the Board of Directors. This Committee also awards and administers stock option grants under the 1994 Plan. The Compensation Committee met once during the fiscal year ended September 30, 1996.

     The Audit Committee of the Board of Directors is presently comprised of Messrs. Alexander, Ferguson, Roach and Simpson. Mr. Alexander chairs the committee. The functions of the Audit Committee include reviewing and making recommendations to the Board of Directors with respect to the engagement or reengagement of an independent accounting firm to audit the Company's financial statements for the then current fiscal year, the policies and procedures of the Company and management in maintaining the Company's books and records and furnishing information necessary to the independent auditors; the adequacy and implementation of the Company's internal controls and the adequacy and competency of the related personnel; and such other matters relating to the Company's financial affairs and accounts as the Committee may in its discretion deem desirable. The Audit Committee met five times during the fiscal year ended September 30, 1996.

     The Nominating Committee of the Board of Directors is presently comprised of Messrs. Alexander, Ferguson, Roach and Simpson. Mr. Simpson chairs the committee. This Committee advises and makes recommendations to the Board on all matters concerning the selection of candidates as nominees for election as directors. The Committee did not meet during the last fiscal year as all actions regarding the nomination of directors were presented to the full Board of Directors.

MEETINGS

     During the fiscal year ended September 30, 1996, the Board of Directors held seven meetings. All directors attended at least 75% of all meetings of the Board of Directors and of all committees on which such person served during such period.

DIRECTOR COMPENSATION

     Directors of the Company who are also employees are not separately compensated for their services as directors. Non-Employee Directors of the Company received during the fiscal-year ended September 30, 1996, $1,000 per meeting attended, $1,000 per month and $500 per committee meeting attended for all services as a director of the Company. Since December 1, 1996, all non-employee directors have received $1,500 per month and $1,000 per committee meeting. Also in August 1995, the Board of Directors approved the Stock Option Plan for Outside Directors of the Company, which was approved by stockholders at the Company's 1996 Annual Meeting of Stockholders.

                    VOTING SECURITIES AND PRINCIPAL HOLDERS

GENERAL

     The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock entitles the holder to one vote. As of October 21, 1997, there were 8,645,084 Shares issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

     The following table sets forth certain information as of October 14, 1997 with respect to the beneficial ownership of the Company's Common Stock, which constitutes the Company's only outstanding class of voting securities, by (i) each person who, to the knowledge of the Company, beneficially owned more than 5% of the Common Stock, (ii) each director of the Company, (iii) the Named Executive Officers (as defined below) and (iv) all executive officers and directors of the Company as a group:

                                                                   AMOUNT OF         PERCENT OF
                  NAME OF BENEFICIAL OWNER                    BENEFICIAL OWNERSHIP    CLASS(1)
                  ------------------------                    --------------------   ----------
Wasatch Advisors, Inc.(2)...................................        1,892,469           21.9%
Chase Venture Capital Associates, L.P.(3)...................        1,101,432           12.7
Kaim Non-Traditional, L.P.(4)...............................        1,002,320           11.6
David L. Ferguson(3)........................................        1,101,432           12.7
Mortimer A. Kline III(5)(6).................................          567,718            6.5
Louis A. Simpson(5)(7)(8)...................................          114,500            1.3
Frank C. Alexander(5)(7)....................................            5,000            *
John D. Roach(5)(7).........................................            5,000            *
Thomas E. Case(5)(9)........................................           36,224            *
Michael O'Donovan(5)(10)....................................           12,000            *
  All directors and executive officers -- as a group (10
     persons)(11)...........................................          764,499            8.6

-------------------------
  *  Less than 1%.

 (1) Shares which each identified stockholder has the right to acquire immediately prior to the Effective Time are deemed to be outstanding in calculating the percentage ownership of such stockholder, but are not deemed to be outstanding as to any other person. In the case of options issued pursuant to the Company's stock option plans, all such options are assumed to be exercisable because vesting will be accelerated immediately prior to the Effective Time; provided, however, that only options with an exercise price of less than the per Share Merger Consideration are deemed beneficially owned. All other options will be canceled in connection with the Merger. Except as otherwise noted, the Company believes that each such stockholder has sole voting and investment power over the shares beneficially owned by such stockholder.

 (2) Based solely on an amendment to a filing on Schedule 13G, dated February 14, 1997, in which Wasatch Advisors, Inc., 68 South Main Street, Suite 400, Salt Lake City, Utah 84101, reported sole voting and dispositive power with respect to such shares of Common Stock.

 (3) Excludes an aggregate of 72,644 shares for which Chase Ventures has granted options to Messrs. D. Hunt Ramsbottom, Jr. and Kline (which options are presently exercisable) and includes an aggregate of 47,806 shares issuable upon exercise of the CVCA Warrant which is presently exercisable. Mr. Ferguson disclaims beneficial ownership in the shares owned by Chase Ventures except to the extent of his pecuniary interest therein which cannot be immediately calculated. The mailing addresses for Chase Ventures and Mr. Ferguson are, respectively, 380 Madison Avenue, 12th Floor, New York, New York 10017 and c/o CVP Management Corp., 840 Apollo Street, Suite 223, El Segundo, California 90245.

 (4) Based solely on a filing on Schedule 13G, dated March 6, 1997, in which Kaim Non-Traditional, L.P., 1800 Avenue of the Stars, Suite 1425, Los Angeles, California 90067, reported shared voting and dispositive power with respect to such shares of Common Stock.

 (5) The mailing address for such person is: c/o Thompson PBE, Inc., 4553 Glencoe Avenue, Suite 200, Marina del Rey, California 90292.

 (6) Includes (i) 11,817 shares for which Mr. Kline has options to purchase from Wedbush Capital Partners ("WCP") and 36,322 shares for which Mr. Kline has options to purchase from Chase Ventures, in each case at an exercise price of $0.91 per share, all of which options are presently exercisable, and
     (ii) 132,118 shares which Mr. Kline has the right to acquire within 60 days of the date of this table by exercise of stock options vested pursuant to the Company's 1994 Plan. Also includes 17,241 shares over which Mr. Kline exercises the right to vote but which are otherwise held beneficially by an individual who is neither an employee nor an affiliate of the Company. Does not include options to purchase 122,233 shares of Common Stock issued under the 1994 Plan with exercise prices in excess of the per Share Merger Consideration and which will be canceled upon occurrence of the Merger.

 (7) Includes options to purchase 5,000 shares of Common Stock for each of Messrs. Simpson, Alexander and Roach, respectively, issued under the Outside Director Plan. Does not include options to purchase 20,000, 15,000 and 5,000 shares of Common Stock issued to Messrs. Simpson, Alexander and Roach, respectively, under the Outside Director Plan with exercise prices in excess of the per Share Merger Consideration and which will be canceled upon occurrence of the Merger.

 (8) Includes 9,500 shares which Mr. Simpson owns beneficially as a trustee.

 (9) Includes options to purchase 36,224 shares of Common Stock issued under the 1994 Plan. Does not include options to purchase 12,800 shares of Common Stock issued to Mr. Case under the 1994 Plan, with exercise prices in excess of the per Share Merger Consideration and which will be canceled upon occurrence of the Merger.

(10) Includes options to purchase 12,000 shares of Common Stock issued under the 1994 Plan. Does not include options to purchase 4,000 shares of Common Stock issued to Mr. O'Donovan under the 1994 Plan with exercise prices in excess of the per Share Merger Consideration and which will be canceled upon occurrence of the Merger.

(11) Includes beneficial ownership of an aggregate of 385,613 shares of Common Stock subject to options granted pursuant to the Outside Director Plan and the 1994 Plan, as well as the options granted to Messrs. Ramsbottom and Kline by certain stockholders of the Company, all of which are exercisable within 60 days of the date of this table. Excludes beneficial ownership of Mr. Ferguson in relation to shares owned by Chase Ventures.

                             EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer during the fiscal year ended September 30, 1996 (Mr. Ramsbottom) and the four other executive officers of the Company who earned more than $100,000 (salary and bonus) (the "Named Executive Officers") for all services rendered in all capacities to the Company during the fiscal year.

                           SUMMARY COMPENSATION TABLE

                                               ANNUAL COMPENSATION                   LONG TERM COMPENSATION
                                  ---------------------------------------------   ----------------------------
                                  FISCAL                         OTHER ANNUAL                     ALL OTHER
  NAME AND PRINCIPAL POSITION      YEAR     SALARY     BONUS    COMPENSATION(1)   OPTIONS(#)   COMPENSATION(#)
  ---------------------------     ------    ------     -----    ---------------   ----------   ---------------
Mortimer A. Kline, III(2).......   1996    $235,000   $    --      $     --             --           --
  (Chief Executive Officer,        1995     232,500    50,000       185,934(3)     122,233           --
  President and Chairman           1994     226,305    55,000            --        100,000           --
  of the Board)
D. Hunt Ramsbottom, Jr.(2)(4)...   1996     235,000        --            --             --           --
                                   1995     232,500    50,000       185,934(3)     122,233           --
                                   1994     226,305    55,000            --        100,000           --
Thomas E. Case..................   1996     125,000    17,000            --             --           --
  (Executive Vice President        1995     125,000    25,000            --         12,800           --
  and General Manager,             1994     129,327    35,000            --         26,224           --
  California Division)
Michael O'Donovan...............   1996      92,307    16,000            --             --           --
  (Chief Financial Officer)        1995      69,230    12,000            --          4,000           --
                                   1994          --        --            --             --           --

------------------------
(1) With respect to each of the executive officers named in the table, the aggregate amount of perquisites and other personal benefits, securities or property received was less than either $50,000 or 10% of the total annual salary and bonus reported for such executive officer.

(2) In termination of a Securities Purchase and Sale Agreement entered into in 1989, in June 1994 WCP transferred 19,131 shares of Common Stock to each of Messrs. Ramsbottom and Kline.

(3) Represents the excess of the fair market value of securities purchased from the Company in May 1995 over the price paid for such securities.

(4) Mr. Ramsbottom resigned as Chief Executive Officer in November 1996 and as an executive officer of the Company effective January 1, 1997.

              OPTION GRANTS IN THE FISCAL YEAR SEPTEMBER 30, 1996

     During the fiscal year ended September 30, 1996, none of the Named Executive Officers received any awards under any long-term incentive plan. Additionally, none of the Named Executive Officers exercised any stock options during the fiscal year ended September 30, 1996 and the Company does not have a pension plan. Accordingly, the following tables are omitted: "Aggregated Option Exercise Table," "Long-Term Incentive Plan Awards Table" and "Pension Plan Table."

OTHER OPTION ARRANGEMENTS

     Each of Messrs. Ramsbottom and Kline has a presently exercisable option to acquire an aggregate of 48,139 shares of Common Stock from Chase Ventures and WCP at a purchase price of $0.91 per share. These options were granted on June 29, 1994, and the Company has not, and will not, incur any obligation in connection with such arrangements.

EMPLOYMENT CONTRACTS; INCENTIVE COMPENSATION PROGRAM

     The Company has entered into an employment agreement (the "Employment Agreement"), dated as of October 14, 1993, as amended, with Mortimer A. Kline, III, pursuant to which Mr. Kline agreed to serve as President of the Company. On November 20, 1996, he was named to the additional positions of Chairman of the Board and Chief Executive Officer. Mr. Kline will receive such compensation, non-monetary perquisites and benefits as determined from time-to-time by the Board of Directors of the Company. The term of employment pursuant to the Employment Agreement is on a month-to-month basis until terminated. Upon any termination of employment of Mr. Kline by the Company other than for "cause" (as defined), he will have the right to receive from the Company for the next twelve months after such termination all salary, nonmonetary perquisites and other benefits received by him for the twelve months immediately preceding such termination.

     The Executive Officers have entered into severance agreements as described in the attached Schedule 14D-9.

     The Compensation Committee also administers an incentive compensation program pursuant to which certain eligible senior executives of the Company may receive bonus compensation. The Compensation Committee establishes from time to time objectives to be utilized in its evaluation which, presently, are based on
(i) earnings growth, (ii) revenue growth, (iii) return on capital and (iv) in the Compensation Committee's discretion, the attainment of non-financial objectives. The award of bonuses under this program is fully within the discretion of the Compensation Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1996, the Compensation Committee of the Board of Directors of the Company consisted of Frank C. Alexander, David L. Ferguson, John D. Roach and Louis A. Simpson, none of whom (i) is a present or former officer or employee of the Company or any of its subsidiaries or (ii) engaged in any transactions described under "Certain Transactions" in the Proxy Statement and Notice of Annual Meeting, although Chase Ventures, an affiliate of Mr. Ferguson, has engaged in certain financing transactions with the Company in prior years.

     The Company has entered into the Severance Agreements with its Executive Officers, which provide for cash payments and continued medical insurance coverage upon the termination of each such Executive Officer's employment within a specified period of time following a "Change of Control," as such term is defined in the Severance Agreements. For purposes of the Severance Agreements, consummation of the Offer will constitute a Change of Control. See "Severance Agreements" under Item 3(b)(1) in the attached Schedule 14D-9.

     By operation of the 1994 Plan and the Company's Stock Option Plan for Outside Directors, the vesting of all options granted thereunder will, without any action by the Company, be accelerated in connection with the consummation of the Merger and thereby all such options will become exercisable regardless of the vesting schedule contained in any option agreement or in either plan and will be canceled at the Effective Time. Upon cancellation, each holder of any such option will be entitled to receive an amount in cash (subject to any applicable withholding taxes) equal to the product of (a) the total number of Shares then subject to each such option with an exercise price less than the per Share Merger Consideration and (b) the excess of the per Share Merger Consideration over the exercise price per Share.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     General. The Company's executive compensation program is administered by the Compensation Committee of the Board of Directors (the "Committee"). During fiscal 1996, the Committee was composed of Frank C. Alexander, David L. Ferguson, John D. Roach and Louis A. Simpson, each of whom was an independent non-employee director of the Company.

     Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a federal income tax deduction to any publicly-held corporation for compensation paid to the chief executive officer and the four most highly compensated executive officers to the extent that such compensation in a taxable year exceeds $1,000,000. Section 162(m) does not, however, disallow a deduction for qualified "performance based compensation" and such compensation would be deductible. The Company has structured the 1994 Plan in such a manner that the remuneration attributable to stock options granted thereunder should not be subject to the $1,000,000 limitation. The Committee intends generally to design executive compensation programs that conform with the requirements of Section 162(m), although the Company's Incentive Compensation Plan for Senior Executives does not satisfy such requirements. Nonetheless, the Committee does not expect that Section 162(m) will limit the ability of the Company to deduct any compensation expense for federal income tax purposes in the immediate future.

     Compensation Philosophy. The Company's executive compensation program is designed to (i) attract and retain qualified executives and to reward them for superior performance in achieving the Company's business goals and enhancing stockholder value and (ii) provide incentives for creation of long-term stockholder value and align management's interests with those of the stockholders. The key elements of executive compensation are base salary, annual performance bonus and stock options. The Committee reviews and approves policies and practices relating to executive compensation including (i) base salary levels, (ii) incentive compensation plans and related performance objectives and awards and (iii) long-term incentives, principally stock option awards.

     Base Salaries. Base salaries for executive officers are set at levels which reflect base salaries for positions of similar responsibility at other public companies and also take into account the unique talents and skills which may be required in particular positions. Base salaries are adjusted annually to account for such factors as individual past performance, changes in responsibilities, changes in competitive pay levels and inflation. These conclusions have generally been reached by the Committee on a subjective basis. In addition, the Committee has from time to time, as it deemed appropriate, referred to outside survey data and consulted with independent compensation specialists in evaluating the Company's executive officer base salary levels. Aspects of the compensation payable to certain executive officers of the Company (including Mr. Kline) are also governed by employment contracts with such persons. See "-- Employment Contracts; Incentive Compensation Program."

     During fiscal 1996, the Chief Executive Officer, Mr. Ramsbottom, and Mr. Kline, were each paid a yearly base compensation of $235,000, the same base salary as the prior year. Effective November 20, 1996, Mr. Kline's base salary was increased to $250,000 per annum in conjunction with being named Chairman of the Board and Chief Executive Officer of the Company. This increase reflects, among other things, the increased responsibility as the senior officer of the Company as it continues to grow. During the current fiscal year, revenues of the Company were $178 million, a 35% increase over the prior year. The determination of base salary for Mr. Kline involves subjectivity on the part of the Committee, however considerable weight is given by the Committee to the vision and unique abilities believed possessed by him.

     Incentive Compensation Plan. The Committee administers the Company's Incentive Compensation Plan for Senior Executives (the "Incentive Plan"), pursuant to which the Committee determines the amount of incentive compensation payable upon attainment of specified Company performance objectives, subject to the discretion of the Committee. Incentive compensation opportunities, which are limited to a maximum of 100% of an executive's base salary, are set by the Committee for each eligible executive, taking into account the executive's level of responsibility and ability to affect overall Company financial performance. The performance objectives, which are measures believed by the Committee to have the greatest positive effect on the Company's stockholder value, are: (i) earnings growth, (ii) revenue growth and (iii) return on invested capital. The incentive opportunity available to be earned by an eligible executive under the Incentive Plan is a specified percentage of the executive's base salary as of the end of the fiscal year. To the extent the Company's performance against the objectives meets or exceeds certain threshold levels, an incentive bonus is earned by the executive. Accordingly, an executive's incentive compensation correlates to the Company's actual performance within a given range of financial performance objectives. The Committee may also adjust an incentive bonus, in the Committee's discretion, based on the achievement of non-financial objectives.

     For fiscal year 1996 the Company did not accrue bonuses for either of Messrs. Ramsbottom or Kline.

     Long-Term Incentives. The Company uses stock option grants to provide additional incentives for creation of, and increase in, long-term stockholder value and to link management and stockholder interests. From the Company's initial public offering in November 1994 through the end of fiscal 1996, the Committee has awarded to the Company's Named Executive Officers options to purchase 548,690 shares of the Company's common stock pursuant to the 1994 Plan, of which options on 222,333 shares were awarded to each of Messrs. Ramsbottom and Kline.

     The Committee administers the 1994 Plan and is responsible for determining, among other things, eligibility to participate, the terms of the options and the number of shares subject to option grants. Option grants to executives in fiscal 1996 are based primarily on assessment of the contribution by each executive to the Company's success, as well as such executive's prospects for the future and value to the Company, and also take into account the amount of options or stock already owned by the executive. There were no option awards to Messrs. Ramsbottom and Kline in fiscal 1996.

December 30, 1996
Frank C. Alexander               John D. Roach
David L. Ferguson                Louis A. Simpson

STOCK PERFORMANCE GRAPH

     The following graph compares the Company's cumulative total stockholder return on its Common Stock (no dividends have been paid thereon) with the cumulative total return, assuming reinvestment of dividends, of (i) the Center for Research in Security Prices ("CRSP") Index for Nasdaq Stock Market (US companies) and (ii) the CRSP Index for the Nasdaq Stock Market -- Nonfinancial Companies. The presentation assumes $100 was invested on November 8, 1994 (the date the Common Stock commenced trading on the Nasdaq National Market). The lines shown present quarterly index levels derived from daily returns that include all dividends.

     The historical stock price performance of the Common Stock shown on the Stock Performance Graph set forth below is not necessarily indicative of future stock price performance.

                     COMPARISON OF CUMULATIVE TOTAL RETURN

                                                                            NASDAQ - NON-
        MEASUREMENT PERIOD                                NASDAQ - US         FINANCIAL
      (FISCAL YEAR COVERED)             THOMPSON           COMPANIES          COMPANIES
11/7/94                                           100                100                100
DEC-94                                            122                 99                 99
MAR-95                                            132                106                109
JUN-95                                            150                123                125
SEP-95                                            156                136                139
DEC-95                                            127                140                138
MAR-96                                            120                149                145
JUN-96                                            109                168                158
SEP-96                                             91                164                162

                    COMPLIANCE WITH SECTION 16(A) UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities ("Insiders"), to file with the Commission initial reports of changes in ownership of Common Stock. Insiders are required by the Commission's regulations to furnish the Company with copies of all Section 16(a) reports filed by such persons.

     To the Company's knowledge, based solely on its review of the copies of such reports furnished to the Company, during the fiscal year ended September 30, 1996 all Section 16(a) filing requirements applicable to Insiders were complied with.